IBSG INTERNATIONAL, INC.
1132 Celebration Blvd.
Celebration, FL 34747

Securities and Exchange Commission
Division of Corporation Finance
450 Northwest Avenue, Washington D.C. 20002

Re: IBSG International, Inc.
Form 8-K
Filed October 2, 2006
File No. 000-29587

Ladies and Gentlemen:

International Business Systems Group, Inc., a Florida corporation (the “Company”), hereby files this correspondence and responds to your comments in your letter dated October 5, 2006.

Form 8-K Filed October 2, 2006

1.
Please amend your filing to disclose that your previously issued financial statements that were subject to restatement can no longer be relied upon and the date of that conclusion. See paragraph (a)(1) of Item 4.02 of Form 8-K.

Response
We will add the following disclosure to the 8-K:

“As a result of these restatements, management has determined that the previously issued financial statements listed above should no longer be relied upon.”

In management’s view, this amended disclosure in the 8-K for should be acceptable.

2.
Please amend your filing to include a statement of whether the audit committee of the board of directors in the absence of an audit committee, or authorized officer or officers discussed with your independent accountant that matters disclosed in the filing. See paragraph (a)(3) of Item 4.02.

Response
The Company will add the following disclosure to the 8-K relating to amended financial statements:

“The Company’s CEO (the Company’s authorized officer) discussed with its independent accountant, the matters disclosed in this filing.”

3.	We note that you have not yet responded to our comment letter, dated July 20, 2006. Please explain to us why you have not responded and indicate when you will be filing a response.

Response

Management has been working diligently on researching, gathering and preparing our responses to the SEC’s comments. Several amended 8-K’s were filed on September 30, 2006 in partial response to the July 20, 2006 comments. Management is in the final review of its responses and anticipates having the responses filed with the SEC in the next five to seven business days.

The Company hereby acknowledges that:

.	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and
.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Dr. Michael Rivers

Dr. Michael Rivers
President